================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K
                                  ANNUAL REPORT

                                   ----------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1997

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)

                                 2500 Boardwalk
                         Atlantic City, New Jersey 08401
                     (Address of principal executive office)

================================================================================

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

             (FORMERLY TRUMP PLAZA HOTEL & CASINO RETIREMENT PLAN)

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

                                  TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

              (formerly Trump Plaza Hotel & Casino Retirement Plan)



                                      INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

Statements of Net Assets Applicable to Participants' Equity as of December 31,
  1997 and 1996

Statement of Changes in Net Assets Applicable to Participants' Equity for the
  Year Ended December 31, 1997

Notes to Financial Statements


SUPPLEMENTAL SCHEDULES:

     I -- Item 27a - Schedule of Assets Held for Investment Purposes as of
          December 31, 1997

    II -- Item 27d - Schedule of Reportable Transactions for the Year Ended
          December 31, 1997


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the

             Trump Plaza Hotel & Casino Savings Plan

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Plaza Hotel & Casino Savings Plan (formerly Trump Plaza Hotel & Casino Retirement Savings Plan) (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1997 and 1996, and the changes in net assets applicable to participants' equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Roseland, New Jersey
June 29, 1998

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

              (formerly Trump Plaza Hotel & Casino Retirement Plan)


           STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                        AS OF DECEMBER 31, 1997 AND 1996

                                                                             1997             1996
                                                                        --------------   -------------
ASSETS:
  Cash                                                                      $424,008               $0
  Investments at market value (Notes 1 and 3)-
    Pacific Fund                                                                   0        3,835,036
    Federal Securities Fund                                                        0        2,380,814
    Capital Fund                                                                   0        6,998,085
    Basic Value Fund                                                               0        6,741,086
    Growth Fund                                                                    0        4,619,135
    Global Allocation Fund                                                         0          763,146
    Templeton Foreign Fund                                                         0          129,895
    Davis New York Venture Fund                                                    0          324,399
    Delaware Trend Fund                                                            0          927,877
    Technology Fund                                                                0          725,675
    AIM Equity Constellation Fund                                                  0          487,756
    AIM Value Fund                                                                 0          154,227
    Retirement Preservation Trust Fund                                             0        1,505,778
    Ready Assets Trust Fund                                                        0        5,499,136
    The Chicago Trust Company Stated Principal Value Investment
      Trust Fund                                                           6,153,761                0
    SoGen International Fund                                               1,297,790                0
    Massachusetts Investors Trust Fund                                     7,633,706                0
    Oppenheimer Quest Value Fund                                           2,142,542                0
    Oppenheimer Quest Opportunity Value Fund                               3,686,841                0
    Montag & Caldwell Growth Fund                                          7,487,670                0
    AIM Constellation Fund                                                 2,483,064                0
    Templeton Foreign Fund                                                 3,185,681                0
    Oppenheimer Quest Capital Value Fund                                   4,980,016                0
    Trump Hotels & Casino Resorts, Inc. Common Stock                         762,957                0
  Participant's Loans Receivable                                           4,959,794        4,782,329
  Accrued Interest Income                                                          0            4,481
  Receivables-
    Contributions Receivable from Plan Sponsor                                     0          293,125
    Contributions Receivable from Participants                               199,202          328,612
                                                                        --------------   -------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                            $45,397,032      $40,500,592
                                                                        ==============   =============


       The accompanying notes to financial statements are an integral part of these statements.

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
              (formerly Trump Plaza Hotel & Casino Retirement Plan)

      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                           Merrill Lynch Trust Company
                                                ----------------------------------------------------------------------------------
                                                               Federal                                         Global    Templeton
                                                  Pacific    Securities    Capital      Basic       Growth    Allocation  Foreign
                                                   Fund         Fund         Fund     Value Fund     Fund        Fund       Fund
                                                ----------    ----------  ----------  ----------  ----------   --------  ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                             $3,835,036    $2,380,814  $6,998,085  $6,741,086  $4,619,135   $763,146   $129,895
                                                ----------    ----------  ----------  ----------  ----------   --------  ---------
CONTRIBUTIONS:
  Participants                                     103,652        61,583    143,588      132,022     146,220     25,701       7,743
  Plan sponsor                                      34,556        22,982     49,011       41,867      43,012      7,961       2,130
  participants rollovers                                 0             0     20,665       19,154      11,668      2,175           0
                                                ----------   -----------  ---------   ----------  ----------  ---------  ----------
             Total contributions                   138,208        84,565    213,264      193,043     200,900     35,837       9,873

DIVIDEND INCOME                                          0        35,650          0            0           0          0           0

REALIZED/UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                     10,521       (42,119)   114,113      225,922      13,806     14,077       5,078

DISTRIBUTIONS TO PARTICIPANTS                     (117,614)     (126,050)  (331,714)    (276,006)   (123,319)   (37,504)       (168)

LOANS ISSUED TO PARTICIPANTS                      (107,015)      (92,057)  (162,088)    (148,557)   (191,488)   (18,270)       (343)

LOAN PRINCIPAL AND INTEREST REPAYMENTS              85,611        39,960    131,631       84,408      84,451      8,869       1,786

ADMINISTRATIVE EXPENSES                                  0             0          0            0           0          0           0

INTERFUND TRANSFERS (NET)                         (667,830)     (196,023)  (733,027)      57,865     126,244    (88,804)    348,953

TRANSFERS (TO)/FROM OTHER RELATED PLANS         (3,176,917)   (2,084,740) (6,230,264) (6,877,761) (4,729,729)  (677,351)   (495,074)
                                                -----------  ------------ ----------- ----------- ----------- ---------- -----------
             Increase (decrease) in net assets  ($3,835,036)  (2,380,814) (6,998,085) (6,741,086) (4,619,135)  (763,146)   (129,895)
                                                ------------ ------------ ----------- ----------- ----------- ---------- -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year                                           $0            $0         $0           $0          $0         $0          $0
                                                ==========   ===========  =========   ==========  ==========  =========  ==========


                                                                           Merrill Lynch Trust Company
                                                  --------------------------------------------------------------------------
                                                   New York                             AIM Equity               Retirement
                                                   Venture     Delaware    Technology  Constellation  AIM Value  Preservation
                                                     Fund     Trend Fund      Fund         Fund         Fund     Trust Fund
                                                  ---------   ---------    -----------  -----------  ----------  ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                $324,399    $927,877       $725,675     $487,756    $154,227  $1,505,778
                                                  ---------   ---------    -----------  -----------  ----------  ----------
CONTRIBUTIONS:
  Participants                                        20,023      37,003        12,991       20,740       7,624      48,440
  Plan sponsor                                         3,667      11,189         5,020        5,120       2,486      14,737
  participants rollovers                                   0           0             0            0           0       2,174
                                                  ----------  ----------   -----------  -----------  ----------  ----------
             Total contributions                      23,690      48,192        18,011       25,860      10,110      65,351

DIVIDEND INCOME                                            0           0             0            0           0      30,090

REALIZED/UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                      (24,281)    (31,843)       52,805      (36,875)    (11,136)          0

DISTRIBUTIONS TO PARTICIPANTS                         (3,348)     (4,050)         (171)        (789)       (167)    (18,515)

LOANS ISSUED TO PARTICIPANTS                          (8,076)    (21,162)      (25,511)     (19,664)     (1,271)    (53,561)

LOAN PRINCIPAL AND INTEREST REPAYMENTS                 8,943      15,006        21,714       14,369       1,665      28,326

ADMINISTRATIVE EXPENSES                                    0           0             0            0           0           0

INTERFUND TRANSFERS (NET)                            508,351    (313,801)     (627,536)      59,395     112,868   1,043,667

TRANSFERS (TO)/FROM OTHER RELATED PLANS             (829,678)   (620,219)     (164,987)    (530,052)   (266,296) (2,601,136)
                                                  ----------- -----------  ------------ ------------ ----------- -----------
             Increase (decrease) in net assets      (324,399)   (927,877)     (725,675)    (487,756)   (154,227) (1,505,778)
                                                  ----------- -----------  ------------ ------------ ----------- -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year                                             $0          $0            $0           $0          $0          $0
                                                  ==========  ==========   ===========  ===========  ==========  ==========

The accompanying notes to financial statements are an integral part of this statement.

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
              (formerly Trump Plaza Hotel & Casino Retirement Plan)

      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                  The Chicago Trust Company
                                                                           --------------------------------------
                                                                              The
                                                                             Chicago
                                                                             Trust
                                                    Merrill Lynch            Company
                                                     Trust Company           Stated
                                                ------------------------    Principal
                                                  Ready      Participants'    Value        SoGen     Massachusetts
                                                  Assets        Loans      Investment   International  Investors
                                                Trust Fund   Receivable    Trust Fund      Fund       Trust Fund
                                               ----------    -----------   -----------  -----------  ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                            $5,499,136     $4,782,329            $0           $0            $0
                                               ----------    -----------   -----------  -----------  ------------
CONTRIBUTIONS:
  Participants                                    155,511              0       569,920      132,795       462,296
  Plan sponsor                                     39,965              0       180,733       31,740       116,912
  participants rollovers                                0              0        13,471        4,418         2,637
                                               ----------    -----------   -----------  -----------  ------------
             Total contributions                  195,476              0       764,124      168,953       581,845

DIVIDEND INCOME                                    69,093              0             0      129,766       564,880

REALIZED/UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                         0              0       327,251      (93,639)    1,120,084

DISTRIBUTIONS TO PARTICIPANTS                    (311,575)      (111,919)     (446,540)     (39,500)     (256,605)

LOANS ISSUED TO PARTICIPANTS                     (178,030)     1,027,093      (343,929)     (64,900)     (305,634)

LOAN PRINCIPAL AND INTEREST REPAYMENTS            123,524       (565,975)      451,426       56,887       304,216

ADMINISTRATIVE EXPENSES                                 0              0       (13,649)        (666)       (2,968)

INTERFUND TRANSFERS (NET)                         369,678              0    (4,310,233)     654,035      (437,832)

TRANSFERS (TO)/FROM OTHER RELATED PLANS        (5,767,302)    (5,131,528)    9,725,311      486,854     6,065,720
                                               -----------   ------------  -----------  -----------  ------------
             Increase (decrease) in net assets (5,499,136)    (4,782,329)    6,153,761    1,297,790     7,633,706
                                               -----------   ------------  -----------  -----------  ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year                                          $0             $0    $6,153,761   $1,297,790    $7,633,706
                                               ==========    ===========   ===========  ===========  ============





                                                                           The Chicago Trust Company
                                                 -----------------------------------------------------------------------------
                                                                Oppenheimer
                                                 Oppenheimer       Quest       Montag &        AIM       Templeton  Oppenheimer
                                                 Quest Value    Opportunity    Caldwell   Constellation   Foreign  Quest Capital
                                                     Fund       Value Fund    Growth Fund     Fund         Fund      Value Fund
                                                 ------------  ------------   -----------  -----------  ----------  -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                        $0            $0            $0           $0          $0           $0
                                                 ------------  ------------   -----------  -----------  ----------  -----------
CONTRIBUTIONS:
  Participants                                        207,285       412,295       656,221      245,824     332,624      374,041
  Plan sponsor                                         50,678       100,680       158,908       59,882      83,088       99,209
  participants rollovers                                9,552         3,884         3,597        5,672       4,634            0
                                                 ------------  ------------   -----------  -----------  ----------  -----------
             Total contributions                      267,515       516,859       818,726      311,378     420,346      473,250

DIVIDEND INCOME                                        96,797       120,131        67,325      179,909     344,629    1,589,526

REALIZED/UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                       224,653       320,350     1,489,026      203,936    (189,688)    (644,370)

DISTRIBUTIONS TO PARTICIPANTS                         (30,092)      (39,883)     (243,976)     (52,448)    (76,221)    (287,129)

LOANS ISSUED TO PARTICIPANTS                          (71,862)     (206,169)     (476,469)    (140,905)   (174,058)    (236,818)

LOAN PRINCIPAL AND INTEREST REPAYMENTS                 97,735       205,686       411,891      136,147     184,891      244,673

ADMINISTRATIVE EXPENSES                                  (786)       (1,874)       (4,114)      (1,439)     (1,944)      (2,536)

INTERFUND TRANSFERS (NET)                           1,303,012     2,071,326     1,265,918      636,239    (634,661)  (1,573,432)

TRANSFERS (TO)/FROM OTHER RELATED PLANS               255,570       700,415     4,159,243    1,210,247   3,312,387    5,416,852
                                                 ------------  ------------   -----------  -----------  ----------  -----------
             Increase (decrease) in net assets      2,142,542     3,686,841     7,487,670    2,483,064   3,185,681    4,980,016
                                                 ------------  ------------   -----------  -----------  ----------  -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year                                      $2,142,542    $3,686,841    $7,487,670   $2,483,064  $3,185,681   $4,980,016
                                                 ============  ============   ===========  ===========  ==========  ===========








                                                                     The Chicago Trust Company
                                                   ---------------------------------------------------------------
                                                      Trump
                                                     Hotels
                                                   And Casino
                                                    Resorts,
                                                      Inc.                   Participants'
                                                     Common                     Loans
                                                      Stock        Cash      Receivable      Other        Total
                                                   ----------   -----------  ----------   -----------  -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                        $0            $0          $0      $626,218  $40,500,592
                                                   ----------   -----------  ----------   -----------  -----------
CONTRIBUTIONS:
  Participants                                        112,536        74,111           0      (129,346)   4,373,443
  Plan sponsor                                         27,299       304,445           0      (293,409)   1,203,868
  participants rollovers                                    0             0           0             0      103,701
                                                   ----------   -----------  ----------   -----------  -----------
             Total contributions                      139,835       378,556           0      (422,755)   5,681,012

DIVIDEND INCOME                                             0             0           0             0    3,227,796

REALIZED/UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                      (387,043)            0           0        (3,975)   2,656,653

DISTRIBUTIONS TO PARTICIPANTS                          (7,948)            0     (93,057)         (286)  (3,036,594)

LOANS ISSUED TO PARTICIPANTS                          (87,391)            0   2,108,135             0            0

LOAN PRINCIPAL AND INTEREST REPAYMENTS                 80,309        70,423  (1,762,770)            0      565,902

ADMINISTRATIVE EXPENSES                                  (680)      (24,931)          0             0      (55,587)

INTERFUND TRANSFERS (NET)                           1,025,668           (40)          0             0            0

TRANSFERS (TO)/FROM OTHER RELATED PLANS                   207             0   4,674,130             0   (4,142,742)
                                                   ----------   -----------  ----------   -----------  ------------
             Increase (decrease) in net assets        762,957       424,008   4,959,794      (427,016)   4,896,440
                                                   ----------   -----------  ----------   -----------  -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year                                        $762,957      $424,008  $4,959,794      $199,202  $45,397,032
                                                   ==========   ===========  ==========   ===========  ===========


The accompanying notes to financial statements are an integral part of this statement.


                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

              (formerly Trump Plaza Hotel & Casino Retirement Plan)

                          NOTES TO FINANCIAL STATEMENTS




(1) SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

      Basis of Accounting-

          The accompanying financial statements of the Trump Plaza Hotel & Casino Savings Plan (formerly Trump Plaza Hotel & Casino Retirement Plan (the "Plan") have been prepared on the accrual basis of accounting.

      Plan Expenses-

          Expenses related to the administration of the Plan have been paid by Trump Plaza Hotel & Casino (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $49,000 in 1997.

      Investments-

          The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee") as of December 31, 1997 and Merrill Lynch Trust Company as December 31, 1996 (Plan Trustee through March 31, 1997). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

      Use of Estimates-

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PLAN DESCRIPTION:

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General-

          The Plan is a 401(k) Retirement Savings Plan, which was established by the Plan Sponsor and became effective on November 1, 1986. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 6 months of service (effective January 1, 1998, 12 months of service) and the attainment of age 18.

          The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company (the "Former Trustee") was appointed as the trustee of the Plan by the Plan Administrator through March 31, 1997. The Chicago Trust Company (the "Trustee") was appointed as the trustee of the Plan by the Plan Administrator effective April 1, 1997.

        Contributions-

          Participants-

               Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation, as defined. Highly compensated employees, as defined, are eligible to voluntarily contribute to the Plan up to 9% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1997 and 1996 limits were $9,500 per participant, respectively. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

          Plan Sponsor-

               The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 2.5% of the participant's annual compensation, as defined (effective January 1, 1998, 3%).

          Participant Rollovers-

               The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

        Distributions to Participants-

          Each participant has a fully vested interest in the amount of his or her contribution together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $3,500, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

          A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

          Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1997.

        Vesting-

          Voluntary contributions are fully vested at all times and are not subject to forfeiture.

          The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

             Years of Continuous Service               Percentage Vested
             ---------------------------               -----------------
             Less than two years                                0%
             Two years                                         25
             Three years                                       50
             Four years                                        75
             Five years or more                               100

        Forfeitures-

          The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1997, $9,226 was used to reduce Plan Sponsor contributions. As of December 31, 1997 and 1996, $34,880 and $9,460 were available to reduce future Plan Sponsor contributions, respectively.

        Loans-

          The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1997 had interest rates ranging from 8.0% to 12.00%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). All small administrative fee is required to process all loans.

(3) INVESTMENTS:

          Through March 31, 1997, participants could invest their funds in fourteen available investment vehicles as described below-

               Mutual Funds-

                    Pacific Fund - An overseas fund investing in equities of corporations based in the Far East and Western Pacific. This fund provides a long-term objective of capital appreciation.

                    Federal Securities Fund - A securities fund investing in United States Government agencies seeking a high current return.

                    Capital Fund - Mutual fund investing in equity securities of undervalued companies with the objective of seeking the highest total investment return consistent with prudent risk.

                    Basic Value Fund - Mutual fund investing in equity and debt securities of financially strong companies. This fund's objective is to seek capital appreciation.

                    Growth Fund - Mutual fund investing in equity securities with the objective of capital appreciation.

                    Global Allocation Fund - Mutual fund investing in United States and foreign equity, debt and money market securities with the objective of capital appreciation.

                    Templeton Foreign Fund - Mutual fund investing in virtually any type of security in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

                    Davis New York Venture Fund - Mutual fund investing primarily in equity securities of United States and foreign companies with the objective of capital appreciation.

                    Delaware Trend Fund - Mutual fund investing in securities of financially strong companies with the objective of achieving a moderate return with limited risk.

                    Technology Fund - Mutual fund investing in equity securities with the objective of capital appreciation.

                    AIM Equity Constellation Fund - Mutual fund investing in common stocks, with an emphasis on medium sized and smaller emerging growth companies. This fund's objective is to seek capital appreciation.

                    AIM Value Fund - Mutual fund investing primarily in equity securities of undervalued companies with the objective of capital apprecition.

               Money Market Funds-

                    Retirement Preservation Trust Fund - Fund investing in money market funds that seek the highest current income, consistent with liquidity and stability of principal, but investing in short-term money market instruments.

                    Ready Assets Trust Fund - Fund investing in money market funds.

          As of April 1, 1997 participants can invest their funds in ten available investment vehicles as described below-

               Money Market Funds-

                    The Chicago Trust Company Stated Principal Value Investment Fund - A money market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

               Mutual Funds-

                    SoGen International Fund - A multi-asset global mutual fund. The investment objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of U. S. and foreign companies.

                    Massachusetts Investors Trust Fund - A growth and income mutual fund. The investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

                    Oppenheimer Quest Value Fund - An equity mutual fund. The investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

                    Oppenheimer Quest Opportunity Value Fund - An asset allocation mutual fund. The investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

                    Montag & Caldwell Growth Fund - An equity growth mutual fund. The investment objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

                    AIM Constellation Fund - an aggressive equity mutual fund. The investment objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

                    Templeton Foreign Fund - Mutual fund investing in virtually any type of security in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

                    Oppenheimer Quest Capital Value Fund - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows.

               Common Stock-

                    Trump Hotel & Casino Resorts, Inc. ("THCR") Common Stock - This is the common stock of the Holding Company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana, Inc.

          (4) TAX STATUS:

               The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

          (5) PLAN TERMINATION:

               While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

          (6) RELATED PARTY
              TRANSACTIONS:

               Certain Plan investments include shares of money market funds managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

               Certain Plan investments include shares of the THCR Common Stock and, therefore, thesse transactions qualify as party-in-interest.

               The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

         Transfers out of the Trump Castle Hotel & Casino Savings Plan, net          ($207,611)
         Transfers out of the Trump Taj Mahal Hotel & Casino Savings Plan, net        (410,240)
         Transfers out of Trump Plaza Hotel & Casino Savings Plan, net              (4,142,742)
         Transfers to the Trump Casino Services Savings Plan                         4,760,593
                                                                                   ------------
                        Net Related Plan Transfers                                          $0
                                                                                   ============

                                                                      SCHEDULE I


                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
              (formerly Trump Plaza Hotel & Casino Retirement Plan)


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997
              EMPLOYER IDENTIFICATION #22-2449800, PLAN NUMBER 001

         (b) Identity of           (c) Description of investment
        issue, borrower,             including maturity date,
        lessor or similar          rate of interest, collateral,                          (e) Market
(a)           party                    par or maturity value              (d) Cost          Value
---   ----------------------   --------------------------------------   --------------   -------------
*     The Chicago Trust        Stated Principal Value Trust Fund,
        Company                  Money Market Fund 3,727,797 units
                                 of participation                         $6,031,014       $6,153,761
                                                                        --------------   -------------

      SoGen Funds              SoGen International Fund, Equity
                                 Securities, 51,034 units of               1,410,875        1,297,790
                                 participation
      MFS Funds                Massachusetts Investors Trust Fund,
                                 Equity Securities, 432,951 units
                                 of participation                          6,879,887        7,633,706
      Oppenheimer              Quest Value Fund, Equity Securities,
                                 105,078 units of participation            1,942,927        2,142,542
      Oppenheimer              Quest Opportunity Value Fund, Equity
                                 and Debt Securities, 104,096 units
                                 of participation                          3,444,207        3,686,841
      Montag                   Montag & Caldwell Growth Fund,
                                 Equity Securities, 322,050 units          6,389,997        7,487,670
                                 of participation
      AIM Fund Inc.            AIM Constellation Fund, Equity
                                 Securities, 99,126 unit of                2,399,552        2,483,064
                                 participation
      Templeton Fund, Inc.     Templeton Foreign Fund, Equity
                                 Securities, 320,167 units of              3,495,292        3,185,681
                                 participation
      Oppenheimer              Quest Capital Value Fund, Equity and
                                 Debt Securities 170,431 units of
                                 participation                             5,797,170        4,980,016
                                                                        --------------   -------------
                       Total investment in Mutual Funds                   31,759,907       32,897,310
                                                                        --------------   -------------
**    Trump Hotels & Casino    Trump Hotels and Casino Resorts Inc.
        Resorts, Inc.            Common Stock Fund, Equity Security
                                 117,876 units of participation            1,158,214          762,957
                                                                        --------------   -------------
      Participants' Loans      Interest rates ranging from 8.0% to
                                 12.0% and maturities ranging from
                                 1998 through 2012                         4,959,794        4,959,794
                                                                        --------------   -------------
                                                                         $43,908,929      $44,773,822
                                                                        ==============   =============

                             * Denotes party-in-interest
                            ** Denotes related party

     The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II


                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
              (formerly Trump Plaza Hotel & Casino Retirement Plan)


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                    FOR THE YEAR ENDED DECEMBER 31, 1997 (A)

               EMPLOYER IDENTIFICATION #22-244980, PLAN NUMBER 001


                                                                                                                (c) Purchase
     (a) Identity of Party Involved                            (b) Description of Asset                            Price
----------------------------------------    --------------------------------------------------------------   -----------------
The Chicago Trust Company                   Stated Principal Value Trust Fund-
                                              234 Purchases                                                  $27,636,264
                                              307 Sales                                                              N/A

SoGen Funds                                 SoGen International Fund-
                                              158 Purchases                                                    1,907,616
                                              162 Sales                                                              N/A

MFS Funds                                   Massachusetts Investors Trust Fund-
                                              229 Purchases                                                   11,296,214
                                              275 Sales                                                              N/A

Oppenheimer                                 Quest Value Fund-
                                              146 Purchases                                                    2,238,985
                                              145 Sales                                                              N/A

Oppenheimer                                 Quest Opportunity Value Fund-
                                              147 Purchases                                                    5,146,481
                                              227 Sales                                                              N/A

Montag                                      Montag & Caldwell Growth Fund
                                               208 Purchases                                                   9,596,320
                                               297 Sales                                                             N/A

AIM Funds, Inc.                             AIM Constellation Fund-
                                               172 Purchases                                                   4,369,424
                                               213 Sales                                                             N/A

Templeton Funds, Inc.                       Templeton Foreign Fund-
                                               165 Purchases                                                   5,933,464
                                               253 Sales                                                             N/A

Oppenheimer                                 Quest Capital Value Fund-
                                              161 Purchases                                                   14,486,553
                                              247 Sales                                                              N/A


                                                                                      (h) Current Value of Asset      (i) Net Gain
     (a) Identity of Party Involved      (d) Selling Price     (g) Cost of Asset         on Transaction Date             (Loss)
--------------------------------------  -------------------  ---------------------  ------------------------------  ---------------
The Chicago Trust Company
                                                    N/A           $27,636,264              $27,636,264                      N/A
                                             21,812,988            21,605,250               21,812,988                  207,738

SoGen Funds
                                                    N/A             1,907,616                1,907,616                      N/A
                                                516,146               496,740                  516,146                   19,406

MFS Funds
                                                    N/A            11,296,214               11,296,214                      N/A
                                              4,834,091             4,415,328                4,834,091                  418,763

Oppenheimer
                                                    N/A             2,238,985                2,238,985                      N/A
                                              8,862,187             8,689,382                8,862,187                  172,805

Oppenheimer
                                                    N/A             5,146,481                5,146,481                      N/A
                                              1,779,975             1,702,274                1,779,875                   77,701

Montag
                                                    N/A             9,596,320                9,569,320                      N/A
                                              3,597,614             3,206,296                3,597,674                  391,378

AIM Funds, Inc.
                                                    N/A             4,369,424                4,369,424                      N/A
                                              2,090,305             1,969,873                2,090,305                  120,432

Templeton Funds, Inc.
                                                    N/A             5,933,464                5,933,464                      N/A
                                              2,558,114             2,437,937                2,558,114                  120,177

Oppenheimer
                                                    N/A            14,486,553               14,486,553                      N/A
                                              8,862,187             8,687,382                8,862,187                  174,805


                                       -2-
                                                                     SCHEDULE II
                                                                     (Continued)

                                                                                                                (c) Purchase
     (a) Identity of Party Involved                            (b) Description of Asset                            Price
----------------------------------------    --------------------------------------------------------------   -----------------
Trump Hotels & Casino Resorts, Inc.         Trump Hotels and Casino Resorts Inc. Common Stock Fund-
                                               302 Purchases                                                  $3,904,674
                                               244 Sales                                                             N/A

The Chicago Trust Company                   Loan Fund-
                                               87 Purchases                                                    2,132,591
                                               119 Sales                                                             N/A

Merrill Lynch                               Ready Asset Trust Fund-
                                               162 Purchases                                                   2,022,803
                                               136 Sales                                                             N/A

Merrill Lynch                               Retirement Presentation Trust Fund-
                                               121 Purchases                                                   3,626,730
                                               76 Sales                                                              N/A

Merrill Lynch                               Pacific Fund
                                               110 Purchases                                                   1,433,490
                                               141 Sales                                                             N/A

Merrill Lynch                               Capital Fund-
                                               110 Purchases                                                     581,708
                                               155 Sales                                                             N/A

Merrill Lynch                               Federal Securities Fund
                                               77 Purchases                                                      273,169
                                               134 Sales                                                             N/A

Merrill Lynch                               Basic Value Fund-
                                               115 Purchases                                                   1,271,107
                                               149 Sales                                                             N/A

Merrill Lynch                               Growth Fund-
                                               134 Purchases                                                   2,005,062
                                               148 Sales                                                             N/A

Merrill Lynch                               Technology Fund-
                                               65 Purchases                                                      739,728
                                               64 Sales                                                              N/A

Merrill Lynch                               Loan Fund-
                                               48 Purchases                                                    1,027,093
                                               33 Sales                                                              N/A


                                                                                      (h) Current Value of Asset      (i) Net Gain
     (a) Identity of Party Involved      (d) Selling Price     (g) Cost of Asset         on Transaction Date             (Loss)
--------------------------------------  -------------------  ---------------------  ------------------------------  ---------------
Trump Hotels & Casino Resorts, Inc.
                                                    N/A            $3,904,674               $3,904,674                      N/A
                                              2,755,701             2,746,636                2,755,701                   $9,065

The Chicago Trust Company
                                                    N/A             2,132,591                2,132,591                      N/A
                                              1,921,684             1,921,684                1,921,684                        0

Merrill Lynch
                                                    N/A             2,022,803                2,022,802                      N/A
                                              7,633,176             7,633,176                7,633,176                        0

Merrill Lynch
                                                    N/A             3,626,730                3,626,730                      N/A
                                              5,133,455             5,133,455                5,133,455                        0

Merrill Lynch
                                                    N/A             1,433,490                1,433,490                      N/A
                                              5,343,406             5,269,392                5,343,406                   74,014

Merrill Lynch
                                                    N/A               581,708                  581,708                      N/A
                                              7,777,259             7,037,958                7,777,259                  739,301

Merrill Lynch
                                                    N/A               273,169                  273,169                      N/A
                                              2,674,003             2,713,890                2,674,003                  (39,887)

Merrill Lynch
                                                    N/A             1,271,107                1,271,107                      N/A
                                              8,365,827             6,759,505                8,365,827                1,606,322

Merrill Lynch
                                                    N/A             2,005,062                2,005,062                      N/A
                                              6,725,860             5,949,464                6,725,860                  776,396

Merrill Lynch
                                                    N/A               739,728                  739,728                      N/A
                                              1,518,208             1,473,509                1,518,208                   44,699

Merrill Lynch
                                                    N/A             1,027,093                1,027,093                      N/A
                                              5,838,587             5,838,587                5,838,587                        0

     (A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1997.

         The accompanying notes to financial statements are an integral part of this schedule.